                                                March 29, 2005

SUBMITTED BY EDGAR ONLY

Mr. William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      RE:   HUDSON CITY BANCORP, INC.
            FORM S-3 FILED FEBRUARY 25, 2005
            FILE NO. 333-122531

Dear Mr. Friar:

      On behalf of our client, Hudson City Bancorp, Inc. (the "Company"), we wish to acknowledge receipt of your letter dated March 21, 2005 concerning the review by the U.S. Securities and Exchange Commission (the "SEC") of the Company's Form S-3 filed on February 25, 2005. Set forth below are the Company's responses to your comments providing the supplemental information and otherwise commenting on the issues and questions raised in your letter. In addition, the Company's Form S-3 has been revised in response to these comments and an amended Form S-3 was filed with the SEC today.

SEC COMMENTS

1. PROSPECTUS COVER PAGE. PLEASE DISCLOSE THE LATEST POSSIBLE DATE FOR ENDING THE OFFERING.

The prospectus cover page has been amended in accordance with this comment.

2. PROSPECTUS COVER PAGE. IN THE NEXT AMENDMENT, PLEASE INCLUDE THE GRAPHICS, MAPS, ANY PHOTOGRAPHS, AND RELATED CAPTIONS AS THEY WILL APPEAR IN THE PROSPECTUS, OR PROVIDE THEM TO US SUPPLEMENTALLY.

The prospectus cover page has been amended to include the graphics and maps as they will appear in the prospectus.

3. SUMMARY, PAGE 1. ALL REFERENCES TO THE NARRATOR, OR OTHERWISE, SHOULD BE CLEAR FROM THE CONTEXT. REFER TO RULE 421 OF REGULATION C. SHAREHOLDERS SHOULD BE ABLE TO

U.S. Securities and Exchange Commission
Mr. William Friar
March 29, 2005                                                    Page 2


      ASCERTAIN THE PARTIES INVOLVED, AND THEIR RESPECTIVE ROLE, WITHOUT THE NEED OF A LEGEND SUCH AS THAT IN THE SECOND PARAGRAPH OF THE SUMMARY. PLEASE DELETE.

The prospectus has been amended in accordance with this comment.

4. SUMMARY, PAGE 1. WE NOTE ON PAGE 1.14 OF THE APPRAISAL REPORT THAT THE BANK HAD AN INTERNAL POLICY OF LIMITING 3 MILLION DOLLARS TO A SINGLE BORROWER. PLEASE DISCLOSE THIS IN AN APPROPRIATE PLACE.

The maximum loan amount is disclosed on page 66 of the prospectus, in the paragraph which discusses Hudson City Savings Bank's loan to value limits.

5. SUMMARY, PAGE 1. PLEASE INCLUDE A SECTION DISCUSSING THE AFTER-MARKET STOCK PRICE PERFORMANCE OF MUTUAL-TO-STOCK CONVERSIONS FOR AT LEAST THE PAST YEAR.

Supplementally, attached is a table showing the aftermarket stock price performance of all second-step conversions since January 1, 2004. The transactions shown either are substantially smaller than our clients conversion is expected to be, involved a simultaneous acquisition of another financial institution or was recently completed. Accordingly, the transactions shown in the table are not comparable to our client's conversion, and we believe that disclosing the aftermarket stock price performance for those transactions would be confusing to investors and possibly misleading. We have only reviewed other second-step transactions because these transactions are priced much differently than either first step or full conversion transactions, which typically have significantly lower price-to-earnings and price-to-book value multiples. Based on the foregoing, we have not included the required disclosure in the prospectus.

6. OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICES, PAGE 9. PLEASE DISCLOSE WHETHER INSIDERS' PURCHASES COUNT TOWARDS THE MINIMUM NECESSARY TO CLOSE THIS OFFERING.

The prospectus has been amended in accordance with this comment.

7. BENEFIT PLANS, PAGE 10. PEASE DISCLOSE THE VALUE OR COST AT THE MAXIMUM OF THE OFFERING RANGE FOR EACH OF THE BENEFIT PLANS.

The prospectus has been amended in accordance with this comment.

8. TAX ASPECTS OF THE CONVERSION, PAGE 12. PLEASE REFERENCE COUNSEL'S OPINION AND PROVIDE A SUMMARY OF IT.

The prospectus has been amended in accordance with this comment.

9. HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING, PAGE 27. TO THE EXTENT POSSIBLE, DISCLOSE THE EXPECTED AVERAGE COST OF OPENING THE ADDITIONAL BRANCH OFFICES AND THE AVERAGE COST OF OPENING A BRANCH OFFICE DURING 2004. ALSO DISCLOSE THE NUMBER IN THE SAME SUBHEADING ON PAGE 6.

The prospectus has been amended in accordance with this comment.

U.S. Securities and Exchange Commission
Mr. William Friar
March 29, 2005                                                    Page 3



10. BANK REGULATORY CAPITAL COMPLIANCE, PAGE 31. BRIEFLY EXPLAIN WHY AS OFFERING PROCEEDS INCREASE, IN THIS TABLE, CAPITAL DECREASES.

The prospectus has been amended in accordance with this comment.

11. EMPLOYMENT AGREEMENTS, PAGE 114. PLEASE REVISE TO DISCLOSE WHAT THE DOLLAR AMOUNT WOULD HAVE BEEN HAD THE SEVERANCE OF THE PROVISIONS OF THE EMPLOYMENT AGREEMENTS HAD BEEN TRIGGERED AS OF A RECENT DATE.

The prospectus has been amended in accordance with this comment.

12. THE STOCK SPIT OF HUDSON CITY BANCORP COMMON STOCK, PAGE 132. SUPPLEMENTALLY PLEASE TELL US WHY THE CONVERSION OF THE MINORITY INTEREST IN THE MHC HAS BEEN STRUCTURED AS A STOCK SPLIT RATHER THAN THE MORE CONVENTIONAL MODE OF AN EXCHANGE, AND PROVIDE US WITH YOUR ANALYSIS OF THE LEGAL BASIS FOR THIS STRUCTURE UNDER THE OTS.

Supplementally, the conversion of the minority interest in the MHC was structured as a stock split instead of an exchange because a new holding company is not being formed to offer the shares of common stock, as is typically done in second step conversions. Instead, Hudson City Bancorp, the already existing mid-tier holding company, is remaining intact and offering the shares. Therefore, the entity issuing the shares in the conversion is the same entity in which current stockholders hold shares. Accordingly, there is no need for current public stockholders to exchange shares; rather, they will simply receive additional shares by means of a stock split. The reasons our client has decided to keep Hudson City Bancorp intact are to, among other things, maintain continuity of corporate existence, retain treasury shares, keep current benefit plans intact and eliminate any possible investor confusion. Our client has been advised by the Office of Thrift Supervision that the Office of Thrift Supervision intends to grant a waiver from Section 563b.10 of the Office of Thrift Supervision Regulations, which would otherwise require that a new holding company be formed.

      Please call the undersigned at (212) 912-7815, Omer S.J. Williams at (212) 912-7432 or Carmalita M. Riddle at (212) 912-8204 with any questions or comments regarding this correspondence, the enclosed materials or the transactions related thereto..

                                    Very truly yours,

                                    THACHER PROFFITT & WOOD LLP


                                    By: /s/ Robert C. Azarow
                                            Robert C. Azarow
Enclosure

cc:   Ronald E. Hermance, Jr.,
      Chairman, President and Chief Executive Officer
      Hudson City Bancorp, Inc.

                   CONVERSION PRICING AND AFTER-MARKET TRENDS
                 SECOND STEP CONVERSIONS COMPLETED 2004 TO DATE


                    Institutional Information


----------------------------------------------------------------


                                         Conversion               Offering   IPO
Institution                            ST    Date       Ticker    Proceeds  Price
-----------                            --    ----       ------    --------  -----
                                                                   ($Mil.)   ($)
----------------------------------------------------------------  --------  ------
SECOND STEP CONVERSIONS

Roebling Financial Corp.               NJ   10/1/04  RBLG-OTC BB  $    9.1  $10.00
DSA Financial Corporation              IN   7/30/04  DSFN-OTC BB  $    8.5  $10.00
Partners Trust Financial Group, Inc.*  NY   7/15/04  PRTR-NASDAQ  $  148.8  $10.00
Synergy Financial Group, Inc.          NJ   1/21/04  SYNF-NASDAQ  $   70.4  $10.00
Provident Bancorp, Inc.*               NY   1/15/04  PBCP-NASDAQ  $  195.7  $10.00


                                                        AVERAGES  $   86.5  $10.00
                                                         MEDIANS  $   70.4  $10.00


                    Institutional Information                                            Post-IPO Pricing Trends
                                                                  ------------------------------------------------------------------
                                                                                      Closing Price and % Change
----------------------------------------------------------------  ------------------------------------------------------------------
                                                                  Price @          Price @          Price @
                                                                    1st              1st              1st            Current
                                         Conversion                Trdng      %     Trdng      %     Trdng      %    Trading    %
Institution                            ST    Date       Ticker      Day    Change    Week   Change   Month   Change   Price   Change
-----------                            --    ----       ------      ---    ------    ----   ------   -----   ------   -----   ------
                                                                    ($)      (%)     ($)      (%)     ($)      (%)      ($)     (%)
----------------------------------------------------------------  ---------------  ---------------  ---------------  ---------------
SECOND STEP CONVERSIONS

Roebling Financial Corp.               NJ   10/1/04  RBLG-OTC BB  $  9.90   -1.0%  $  9.95   -0.5%  $  9.20   -8.0%  $  9.85   -1.5%
DSA Financial Corporation              IN   7/30/04  DSFN-OTC BB  $  9.80   -2.0%  $  9.50   -5.0%  $  9.30   -7.0%  $ 10.50    5.0%
Partners Trust Financial Group, Inc.*  NY   7/15/04  PRTR-NASDAQ  $  9.99   -0.1%  $  9.98   -0.2%  $  9.81   -1.9%  $ 10.51    5.1%
Synergy Financial Group, Inc.          NJ   1/21/04  SYNF-NASDAQ  $ 10.81    8.1%  $ 10.80    8.0%  $ 10.79    7.9%  $ 11.94   19.4%
Provident Bancorp, Inc.*               NY   1/15/04  PBCP-NASDAQ  $ 11.50   15.0%  $ 11.15   11.5%  $ 11.51   15.1%  $ 12.53   25.3%


                                                        AVERAGES  $ 10.40    4.0%  $ 10.28    2.8%  $ 10.12    1.2%  $ 11.07   10.7%
                                                         MEDIANS  $  9.99   -0.1%  $  9.98   -0.2%  $  9.81   -1.9%  $ 10.51    5.1%
